Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963
JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 6 DATED JULY 1, 2013
TO THE PROSPECTUS DATED MARCH 28, 2013

This supplement No. 6 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 6 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2013;
•the status of the offering;
•the status of our share repurchase plan; and,
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price per share as of June 30, 2013:

	June 30, 2013
Component of NAV	Class A Shares	Class M Shares	Class E Shares
Real estate investments(1)	$22.05	$22.07	$22.11
Debt	(12.29)	(12.30)	(12.32)
Other assets and liabilities, net	0.36	0.35	0.35
Estimated enterprise value premium	None Assumed	None Assumed	None Assumed
NAV per share	$10.12	$10.12	$10.14

(1)	The value of our real estate investments was less than the historical cost by approximately 13.2% as of June 30, 2013.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2013:

	Office	Retail	Industrial	Apartment	Total Company
Exit capitalization rate	7.23%	7.43%	7.14%	6.97%	7.19%
Discount rate/internal rate of return (IRR)	8.41	7.92	7.63	8.18	8.18
Annual market rent growth rate	3.33	3.12	2.78	2.84	3.11
Holding period (years)	10.00	10.00	10.00	10.00	10.00
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of June 30, 2013 of 0.25% would yield a decrease in our total real estate investment value of 1.85% and our NAV per share class would have been $9.71, $9.71, and $9.73 for Class A, Class M and Class E, respectively.
Status of the Offering
We commenced our initial public offering of up to $3,000,000,000 in shares of common stock on October 1, 2012, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of July 1, 2013, we have received aggregate gross proceeds of approximately $111,234,000, including $95,209,000 from the sale of 9,294,942 Class A shares and $16,025,000 from the sale of 1,575,084 Class M shares pursuant to our primary offering. As of July 1, 2013, there were $2,588,766,000 in shares of our common stock in our primary offering available for sale. As of July 1, 2013, we have received approximately $623,000 pursuant to our dividend reinvestment plan, including $529,000 from the sale of 52,291 Class A shares and $94,000 from the sale of 9,229 Class M shares. As of July 1, 2013, there were $299,377,000 in shares of our common stock available for sale pursuant to our dividend reinvestment plan.

We are structured as an externally managed non-listed, daily valuation perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Share Repurchase Plan Status
During the quarter ended June 30, 2013, we redeemed 26,047 class A shares, that were acquired through the dividend reinvestment plan, for a total of approximately $266,000 pursuant to our share repurchase plan. Class A and M shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder and Class E shares are not eligible for repurchase. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. None of the Class A or M shares outstanding on June 30, 2013 had been held for more than one year. Eligible share repurchases during the period from July 1, 2013 through September 30, 2013 are limited to approximately $18,945,000, which is the lesser of (1) 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter, or $18,945,000, and (2) 25% of the gross offering proceeds received by us from the commencement of this offering through the last business day of the prior calendar quarter, or $27,705,000.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2013, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class E
June 3, 2013	$10.20	$10.21	$10.24
June 4, 2013	$10.20	$10.21	$10.24
June 5, 2013	$10.20	$10.21	$10.24
June 6, 2013	$10.20	$10.21	$10.24
June 7, 2013	$10.20	$10.21	$10.24
June 10, 2013	$10.20	$10.22	$10.24
June 11, 2013	$10.19	$10.21	$10.23
June 12, 2013	$10.19	$10.21	$10.23
June 13, 2013	$10.19	$10.21	$10.23
June 14, 2013	$10.19	$10.21	$10.23
June 17, 2013	$10.19	$10.21	$10.24
June 18, 2013	$10.19	$10.21	$10.24
June 19, 2013	$10.19	$10.21	$10.23
June 20, 2013	$10.19	$10.20	$10.23
June 21, 2013	$10.19	$10.20	$10.23
June 24, 2013	$10.19	$10.21	$10.23
June 25, 2013	$10.19	$10.21	$10.23
June 26, 2013	$10.20	$10.22	$10.24
June 27, 2013	$10.20	$10.22	$10.24
June 28, 2013	$10.12	$10.12	$10.14
Purchases and repurchases of shares of our Class A and M common stock are made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each class is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.
Our Class E shares are not being sold in connection with this offering.